Exhibit 99.1

Pembina Pipeline Corporation Announces May 2014 Dividend and Dividend Increase

CALGARY, May 8, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors approved a 3.6 percent increase in its monthly common share dividend rate (from $0.14 per common share to $0.145 per common share) and declared a monthly dividend of $0.145 payable, subject to applicable law, on June 13, 2014 to shareholders of record on May 25, 2014. This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

"We are pleased to announce an increase in our monthly common share dividend," said Mick Dilger, Pembina's President and Chief Executive Officer. "This increase reflects our ongoing confidence in the Company's solid fundamentals, growing and sustainable cash flows from existing businesses and new assets and expansions that have been recently placed into service, and our fee-for-service focused growth profile totaling over $7 billion of potential projects. As always, Pembina remains committed to enhancing long-term returns for our shareholders."

For shareholders receiving their common share dividends in U.S. funds, the May 2014 cash dividend is expected to be approximately U.S. $0.1335 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.921. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date.  Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", and similar expressions.

In particular, this news release contains forward-looking statements and information relating to: future dividends which may be declared on Pembina's common shares, Pembina's corporate strategy, and capital expenditure estimates. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; fluctuations in operating results; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2013, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward looking statements or information contained herein, except as required by applicable laws.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:47e 08-MAY-14